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             Exhibit 4(a)(1) -- Extension of Credit Facility Letter

                        (Translation of Chinese document)


To: Jilin Chemical Industry Company Limited

Based on the application for credit facility regarding working capital needs submitted by Jilin Chemical Industrial Company Limited, the undersigned hereby approves the extension of the credit facility in the amount of RMB 8,000,000,000 yuan. The credit facility shall expire at the end of 2004.




China Petrol Finance Company Limited                   -------------------------
April 11, 2003                                         Official Seal of China

                                                       Petrol Finance Company

                                                       Limited
                                                       -------------------------